

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

October 19, 2007

Via U.S. mail and facsimile

Mr. V. Bruce Thompson
Senior Vice President
SandRidge Energy, Inc.
1601 N.W. Expressway, Suite 1600
Oklahoma City, Oklahoma 73118

> **Re:** **SandRidge Energy, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 4, 2007**
> **File No. 333-144004**

Dear Mr. Thompson:

      We have reviewed your filing and have the following comments. Any additional engineering comments will be provided in a separate letter. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Eliminate the new cover page reference to "joint book-running managers."

2.   We note the new disclosure regarding the sale of shares to Mr. Ward, your CEO and largest shareholder. Explain to us why you believe you can register the issuance of these shares with this registration statement. We may have additional comments.

3.   Make clear whether the amount per share Mr. Ward will pay in the offering will be adjusted in any way to give effect to the absence of an underwriting discount.

4.   The purpose of the proposed artwork as it appears on the inside cover page is not apparent. If you intend to retain it, please provide us with an explanation and include appropriate text as necessary to place it in proper context.

5.   We note your response to our prior comment 2. Please file all remaining exhibits, including the underwriting agreement and opinion of counsel.

6.   We note that you have filed a Form of Indemnification Agreement as Exhibit 10.5. Please describe the material terms of that agreement in the prospectus.

Use of Proceeds, page 26

7.   We note that you intend to use a portion of the proceeds to repay a $50 million note you intend to incur in connection with a potential acquisition. Please describe the properties to be acquired and the anticipated terms of the acquisition, if material.

Executive Compensation and Other Information

Summary Compensation, page 105

8.   Please update the status of Mr. Mitchell in footnote 4 to this table.

Principal and Selling Stockholders, page 115

9.   You indicated to us that you will not have any selling stockholders. If true, please revise the heading to this section and the table to eliminate the suggestion that there are selling shareholders.

Related Party Transactions

General, page 117

10.   Once it has been drafted, describe the material terms of your written policy with respect to reviewing, approving and ratifying related party transactions.

Other Transactions with N. Malone Mitchell, 3rd, page 119

11. We note your response to our prior comment 4. State whether the May 2, 2007 transaction was on terms similar to those obtainable from third parties and whether the purchase was approved by disinterested Board members. File the purchase agreement as an exhibit. Further describe the leasehold acreage purchased from Longfellow.

Other Transactions with Dan Jordan, page 120

Other Transactions with Bill Gilliland, page 120

12. State whether the June 2007 transaction with Mr. Jordan and the February 2006 transaction with Mr. Gilliland were on terms similar to those obtainable from third parties and whether the purchases were approved by disinterested Board members.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Lily Dang at (202) 551-3867 or, in her absence, Jennifer Gallagher, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions regarding comments on the engineering matters. Please contact Donna Levy at (202) 551-3292 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Dang
       D. Levy
       T. Levenberg
       J. Murphy